UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

1. Press release dated May 5, 2008 re Attunity Announces 2008 Special General Meeting.

2. Attunity Ltd. Proxy Statement for Special General Meeting to be held June 11, 2008 and Form of Proxy Card.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: May 6, 2008

ATTUNITY ANNOUNCES SPECIAL GENERAL MEETING

Burlington, MA, May 5, 2008 – Attunity, Ltd. (OTC Bulletin Board: ATTUF.OB), (the “Company”) announced today that a Special General Meeting of Shareholders will be held on Wednesday, June 11, 2008 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is May 5, 2008. The Company will send to its shareholders of record a proxy statement describing the matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the meeting is as follows:

1.	To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2011 and thereafter as may be extended from time to time by the shareholders; and

2.	To approve the terms of employment of Mr. Shimon Alon as our Chief Executive Officer.

The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the resolutions in Items 1 and 2 above.

About Attunity

Attunity has delivered sophisticated data and application integration solutions for nearly 20 years and today is also at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated, workplace-focused applications, based on information from anywhere, that help business managers at all levels assess, detect and resolve those business issues that can most impact their business.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

© 2008 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing	Dror Elkayam, VP Finance
Attunity	Attunity
781-213-5204	+972-9-899-3000
andy.bailey@attunity.com	dror.elkayam@attunity.com

ATTUNITY LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 11, 2008

To the Shareholders of Attunity Ltd. (“we”, “Attunity” or the “Company”):

        We cordially invite you to the Special Meeting of Shareholders (the “Special Meeting” or the “Meeting”) of Attunity to be held at 10:00 a.m. (Israel time), on Wednesday, June 11, 2008, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel.

        The purpose of the Meeting will be as follows:

    1.        To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2011 and thereafter as may be extended from time to time by the shareholders; and

    2.        To approve the terms of employment of Mr. Shimon Alon as our Chief Executive Officer.

        The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

        Shareholders of record at the close of business on May 5, 2008, are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By order of the Board of Directors, DROR ELKAYAM VP Finance & Secretary

May 5, 2008

ATTUNITY LTD.
Kfar-Netter Industrial Park
P.O.B 3787
Kfar-Netter 40593, Israel

PROXY STATEMENT

SPECIAL MEETING OF SHAREHOLDERS

        This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd. (“we”, “Attunity” or the “Company”) to be voted at the Special Meeting of Shareholders (the “Special Meeting” or the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Wednesday, June 11, 2008, at our offices at Kfar-Netter Industrial Park, Kfar-Netter, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about May 5, 2008.

Purpose of the Special General Meeting

        The purpose of the Meeting will be as follows:

    1.        To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2011 and thereafter as may be extended from time to time by the shareholders; and

    2.        To approve the terms of employment of Mr. Shimon Alon as our Chief Executive Officer.

Recommendation of the Board of Directors

        Our Board of Directors recommends a vote FOR approval of the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

        Only holders of record of our ordinary shares, as of the close of business on May 5, 2008 (the “record date”), are entitled to notice of, and to vote at the Meeting. As of May 1, 2008, there were outstanding 23,196,236 ordinary shares. Each ordinary share entitles the holder to one vote.

        The quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least twenty five (25.0%) of the voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

        Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

        We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefor. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of stock.

        You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

        Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of May 1, 2008, regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (ii) by each of our directors and executive officers:

	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Shimon Alon	1,215,539	(3)	5.2%
Aki Ratner	1,298,454	(4)	5.4%
Ron Zuckerman	1,215,539	(5)	5.2%
Rimon Investment Master Fund L.P.	1,183,379	(6)	5.0%
Dov Biran	903,720	(7)	3.9%
Zafrir Ron	*		*
Dror Elkayam	*		*
Dani Falk	*		*
Zamir Bar Zion	*		*
Anat Segal	*		*
Directors and Officers as a group (consisting of 9 persons)	4,952,516	(8)	19.5%

*	Less Than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 23,196,236 shares issued and outstanding as of May 1, 2008.

(3)	Mr. Alon is the Chairman of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 30,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(4)	Mr. Ratner is a member of our Board. Includes an aggregate of 372,452 ordinary shares; Convertible Promissory Notes due 2009 to purchase 128,002 ordinary shares at a conversion price of $1.25 per share; 48,000 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 750,000 ordinary shares issuable upon exercise of stock options at an exercise price of $2.30 per ordinary share.

(5)	Mr. Zuckerman is a member of our Board. Includes an aggregate of 780,739 ordinary shares; Convertible Promissory Notes due 2009 to purchase 294,400 ordinary shares at a conversion price of $1.25 per share; 110,400 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 30,000 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $1.32 to $2.42 per ordinary share.

(6)	Based solely on a Schedule 13G/A filed with the SEC on February 14, 2008. Includes an aggregate of 783,379 ordinary shares; and 400,000 ordinary shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share. Rimon ZZ Management (2005) Ltd., an Israeli company (“Rimon ZZ”), is the general partner of Rimon Investments Master Fund L.P. Rimon ZZ is owned in equal parts by Messrs. Ziv Gil, Zvi Limon and Dan Tocatly, who also serve as Rimon ZZ’s directors. Accordingly, Messrs. Gil, Limon and Tocatly may be deemed to beneficially own, and share with Rimon ZZ and amongst themselves, the voting and investment powers with respect to both the Ordinary Shares held by, and the Ordinary Shares issuable to Rimon Master Fund L.P. Each of Messrs. Gil, Limon and Tocatly disclaims beneficial ownership of such shares.

(7)	Mr. Biran is a member of our Board. Includes an aggregate of 863,720 ordinary shares; and 40,000 ordinary shares issuable upon exercise of stock options, exercisable at exercise prices ranging from $1.32 to $2.42 per share.

(8)	Includes 2,806,080 ordinary shares; Convertible Promissory Notes due 2009 to purchase 716,803 ordinary shares at a conversion price of $1.25 per share; 268,800 Ordinary Shares issuable upon exercise of Warrants issued in September 2006, exercisable at an exercise price of $1.25 per ordinary share; and 1,169,263 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $0.82 to $2.46 per ordinary share.

*PROPOSAL FOR THE SPECIAL MEETING*

ITEM 1 – CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS
CONCURRENT OFFICE
(Item 1 on the Proxy Card)

        According to Sections 95(a) and 121(c) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), the chief executive officer of a public company is permitted to serve also as the chairman of the board of directors only if approved by the shareholders. The shareholders may give such approval for a period of up to three years from the date of approval. Mr. Shimon Alon was appointed Chairman of our Board of Directors in May 2004. As previously announced, Mr. Alon will assume the additional role as our Chief Executive Officer (CEO), effective from June 1, 2008. Our current Chief Executive Officer, Mr. Aki Ratner, will step down from his position at that time but will continue to serve as a member of our Board of Directors.

        Our Board of Directors believes that it is in the best interest of the Company to allow Mr. Alon to act as our Chief Executive Officer until the annual general meeting of the Company to take place in 2011 in light of, among others, Mr. Alon’s experience and familiarity with the Company’s business. Even if this matter is approved, Mr. Alon, if nominated by our Board of Directors, will be required to stand for reelection as a director at each annual general meeting of our shareholders. In addition, his service as Chairman and as Chief Executive Officer will each continue to be at the pleasure of our Board of Directors.

        It is therefore proposed that at the Meeting the following resolution will be adopted:

        “RESOLVED, to authorize Shimon Alon to serve as both the Company’s Chairman of the Board and Chief Executive Officer until the annual general meeting of the Company to take place in 2011 and thereafter as may be extended from time to time by the shareholders.”

Required Vote

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote “FOR” approval of the foregoing resolution.

ITEM 2 – APPROVAL OF AN AGREEMENT WITH MR. SHIMON ALON
(Item 2 on the Proxy Card)

        The Companies Law requires that the terms of engagement of a director, including in his capacity as an employee or consultant of a company, be approved by the audit committee, the board of directors and thereafter the general meeting of shareholders, in that order.

        As described in Item 1 above, Mr. Alon will serve as our Chief Executive Officer, commencing June 1, 2008. A description of the principal terms of employment of Mr. Alon is set forth below. These terms were approved by our Audit Committee on April 28, 2008 and by our Board of Directors on April 28, 2008. The shareholders are being asked to approve these terms at the Meeting, as required under the Companies Law.

        Mr. Alon has agreed to devote his full working time and best efforts to our business and affairs, and to the performance of his duties under the agreement as long as he is employed by us. We agreed to provide Mr. Alon the following payments and benefits:

—	A gross monthly salary of NIS 93,750 during the term of his employment.

—	A company car and all related expenses will be covered by our Company, except related taxes.

—	Company contributions for the benefit of Mr. Alon to the Company’s Managers Insurance Policy (in the amount of 15.83% of Mr. Alon’s gross salary) and Continuing Education Fund (“Keren Hishtalmut”) (in the amount of 7.5% of Mr. Alon’s gross salary). The contributions to the Managers Insurance Policy are on account of severance pay to which Mr. Alon would otherwise be entitled.

—	Options to purchase 960,000 ordinary shares of our Company, at an exercise price equal to the closing price of our ordinary shares on the OTC Bulletin Board, or OTCBB, on the trading day prior to the date of the Meeting. Options to purchase 320,000 ordinary shares will be exercisable at the end of the first year following the date of commencement of Mr. Alon’s employment. The remaining options to purchase 640,000 ordinary shares will be exercisable in eight equal installments of 80,000 options each at the end of each calendar quarter following the end of the first year from the commencement of Mr. Alon’s employment. However, all of the options will vest in full upon the consummation of a merger of our company or the acquisition of all or a majority of our shares or assets by a third party.

—	An annual bonus that will not exceed NIS 450,000 gross, which shall be paid on a quarterly basis (in amounts that will not exceed NIS 125,500 per quarter), subject to Mr. Alon achieving certain milestones that will be agreed upon.

—	22 days paid vacation per year.

—	10 days recreation payment a year in an amount normally paid by our Company and payment of Mr. Alon’s full salary during periods of his military reserve duty, in compliance with local laws.

        In the event of termination of Mr. Alon’s employment for any reason (except if the Company terminates his employment under such circumstances that he is not entitled to severance pay under Israeli law, if he resigns without giving the required prior notice, or if he gives prior notice of his resignation, for any reason, within 36 months of his employment with our company), Mr. Alon will be entitled to an adjustment period of 12 months following the end of the prior notice period under the agreement (or from the date that he actually ceased to provide services should we choose to waive the prior notice period). During the adjustment period, Mr. Alon will be entitled to all rights to which he would be entitled under the employment agreement, except that the options granted to him will cease to vest (although he will be entitled to exercise vested options during such period). The employee-employer relationship will only terminate at the end of the adjustment period. Mr. Alon will be entitled to reimbursement of all expenses in connection with his employment.

        The employment agreement to be entered into with Mr. Alon will contain customary confidentiality and non-solicitation provisions as well as an undertaking of Mr. Alon not to compete with us or our field of business for 12 months following termination of his employment.

        It is therefore proposed that at the Meeting the following resolution will be adopted:

        “RESOLVED, that the employment terms of Mr. Shimon Alon, as described in Item 2 of the Proxy Statement, dated May 5, 2008, be and hereby are approved.”

Required Vote

        The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote “FOR” approval of the foregoing resolution.

OTHER MATTERS

        The Board of Directors does not intend to bring any matters before the Meeting other than the specifically set forth in the Notice of the Special Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.

By order of the Board of Directors, DROR ELKAYAM VP Finance & Secretary

May 5, 2008

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Dror Elkayam and Dan Falk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on June 11, 2008 at 10:00 a.m. at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Special General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
June 11, 2008

„	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
„	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To authorize Mr. Shimon Alon, the Chairman of the Board of Directors of the Company, to also serve as the Chief Executive Officer of the Company until the annual general meeting of the Company to take place in 2011 and thereafter as may be extended from time to time by the shareholders.

☐ FOR                  ☐ AGAINST                  ☐ ABSTAIN

2.	To approve the terms of employment of Mr. Shimon Alon as our Chief Executive Officer.

☐ FOR                  ☐ AGAINST                  ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date __________, 2008

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.